        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                               FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
      ISSUERS PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES
                         EXCHANGE ACT OF 1934



                 NATIONAL HEALTHCARE TECHNOLOGY, INC.
             (Name of Small Business Issuer in its charter)


          Colorado, USA                    91-1869677
  (State of Incorporation)        (IRS Employer Identification No.)

     21800 Oxnard Street, #440, Woodland Hills, California   91367
               (Address of principal executive offices)

                Issuer's Telephone Number, (818) 598-8888



Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, with par value of $0.001
(Common Stock)

NATIONAL HEALTHCARE TECHNOLOGY, INC.

FORM 10-SB
TABLE OF CONTENTS

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                                                                        Page
PART I

Item 1.  Description of Business                                          3

Item 2.  Management's Discussion and Analysis or Plan of Operation       14

Item 3.  Description of Property                                         16

Item 4.  Security Ownership of Certain Beneficial Owners
  and Management                                                         17

Item 5.Directors, Executives Officers, Promoters
  and Control Persons                                                    19

Item 6. Executive Compensation                                           20

Item 7. Certain Relationships and Related Transactions                   21

Item 8. Description of Securities.                                       22

PART II

Item 1. Market Price and Dividends on the Registrant's
  Common Equity and Other Shareholder Matters                            22

Item 2. Legal Proceedings                                                22

Item 3. Chances in and Disagreements with Accountants                    22

Item 4. Recent Sales of Unregistered Securities                          23

Item 5. Indemnification of Directors and Officers                        23

PART FS

PART III

Item 1.  Index to Exhibits

Articles of Incorporation and

<PAGE.3

PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

National Healthcare Technology, Inc. (the "Company"), was incorporated on February 29, 1996 as "Patriot Holding Corporation" under the laws of the State of Colorado, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. On
August 26, 1996, the Company changed its name to "National Healthcare
Technology, Inc." At the time of its name change, the Company entered into certain agreements to acquire a patent for Magkelate, an intravenous drug developed to re-establish normal electrolyte balance in ischemic tissue and certain other patents for medical instruments and medical instrument technology. In exchange, the Company issued certain shares of stock to the patent holders.

At the time of the Company's patent acquisition, Magkelate had not yet been approved by the Food and Drug Administration. The Company needed to initiate and complete Phase III double blind studies of Magkelate in order to secure approval from the Food and Drug Administration for this new drug. Phases I and II had been successfully completed prior to the Company's acquisition of the patents. Although the Company was successful in raising one million dollars to help fund the Phase III studies, ultimately the Company was unable to undertake and complete the Phase III studies due to its inability to secure additional financing to fund the study.

Subsequently, the developer of the Magkelate passed away and the patent expired, leaving the Company unable to proceed with the Phase III study even if it were able to secure financing for the study. The Board of Directors of the Company has elected as this time to attempt to locate and consummate a merger or acquisition with a private entity as the Company's principal business purpose described below.

The Company can be defined as a shell company whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. As part of its business plan, this Company is filing this registration statement on Form 10-SB in order to become subject to the reporting requirements of the Securities Exchange Act of 1934.

The Company's office is located at 21800 Oxnard Street, Suite 440,
Woodland Hills, California 91367.  The contact person is James Smith,
President.  The telephone number is (818) 598-8888.

The Company's authorized capital includes 25,000,000 shares of common stock with a par value of $.001; at September 30, 1999, the end of the most recent fiscal year, 5,575,000 shares of common stock were outstanding; at December 31, 1999, 5,575,000 shares were outstanding.

The Company's common stock trades on the NASD Electronic Bulletin Board under the symbol "NHKT-BB".

The information in the Registration Statement is current as of January
12, 2000, unless otherwise indicated.

The Company's business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The
Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

At the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.

It is anticipated that the Company's Officers and Directors will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the lack of any funds available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or on a stock exchange (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product of service or to expand into a new market; (iv) be relying upon an untested product or marketing concept;
or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued.
 Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability.

The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates.
 If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In the Company's judgment, none of its Officers and Directors would thereby become an underwriter within the meaning of the Section 2(11) of the Securities Act of 1933, as amended.

Depending upon the nature of the transaction, the current Officers and Directors of the Company may resign their management positions with the Company in connection with the Company's acquisition of a business opportunity. See "Form of Acquisition", below, and "Risk Factors - The
Company - Lack of Continuity in Management". In the event of such resignations, the Company's current management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

It is anticipated that business opportunities will come to the Company's attention from various sources, including its Officers and Directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its Officers or Directors are currently affiliated. Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Colorado law to enter into such a transaction if:

1. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or



2. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

3. The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's President, who is not a professional business analyst. See "Management". Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

2. The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;


3. Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission. See "Risk Factors - The Company - Regulation of
Penny Stocks";

4. Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

5  The extent to which the business opportunity can be advanced;

6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

8. The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have net tangible assets of at least $4,000,000 or a market capitalization of $50 million or $950,000 in net income in the latest fiscal year. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

Not one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.
Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

As part of the Company's investigation, the Company's executive
Officers and Directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided,


check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of penny stocks. The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the penny stock regulations. See "Risk Factors - Regulation of Penny
Stocks".

Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

FORM OF ACQUISITION

It is impossible to predict the manner in which the Company may participate in an business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The
Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called tax free reorganization under the Internal Revenue Code of 1986 depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e., 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other tax free provisions provided under the Internal
Revenue Code, the company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current Officers, Directors and principal shareholders.

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it, and/or its Officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

INVESTMENT COMPANY ACT AND OTHER REGULATION

The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities.
Specifically, the Company intends to conduct its activities so as to avoid being classified as an investment company under the Investment
Company Act of 1940 (the Investment Act), and to avoid application of the costly and restrictive registration, regulation and other provisions of the Investment Act.

Section 3(a) of the Investment Act contains the definition of an investment company, and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading investment securities (defined as all securities other than government securities or securities of majority-owned subsidiaries) the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items).
The Company intends to implement its business plan in a manner, which will result in the availability of this exception from the definition of an investment company. Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

Any securities which the Company might acquire in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the Act). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available.
 Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

An acquisition made by the Company may be in an industry that is regulated or licensed by federal, state or local authorities.
Compliance with such regulations can be expected to be a time-consuming and expensive process.

COMPETITION

The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public blind pool companies, many of which may have more funds available than does the Company.

CORPORATE OFFICES

The Company currently shares office space with its attorney and a related entity at 21800 Oxnard Street, Suite 440, Woodland Hills,
California 91367.  The Company's telephone number is (818) 598-8888.
Other than this office, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining additional office facilities at any time in the foreseeable future. The Company pays approximately $1,500.00 a month in rent and approximately another $500.00 a month for utilities and other office expenses. The lease is on a month to month basis.

EMPLOYEES

The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

RISK FACTORS

Current and prospective shareholders should carefully consider the following risk factors, together with the other information contained in this Form 10-SB, in evaluating the Company and its business. In particular, readers should note that this Form 10-SB contains forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1996 and that actual results could differ materially from those contemplated by such statements. The factors listed below represent certain important factors the Company believes could cause such results to differ. These factors are not intended to represent a complete list of the general or specific risks that may affect the Company. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Company to a greater extent than indicated.

CONFLICTS OF INTEREST. Certain conflicts of interest exist between the Company and its Officers and Directors. They have other business interests to whom they devote their attention, and they may be expected to continue to do so in the future. As a result, conflicts of interest may arise that can be resolved only through their exercise of such judgment as is consistent with their fiduciary duties to the Company.
See Management, and Conflicts of Interest.

It is anticipated that Company's Officers and Directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's
Officers and Directors may receive a substantial premium to acquire their shares in a merger or acquisition transaction and could consider their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest".

NEED FOR ADDITIONAL FINANCING. The Company has very limited cash funds and has received a going concern qualification by its auditors for the fiscal year ended September 30, 1999, and it may be impossible to take advantage of any available business opportunities. Even if the lack of funds does not hinder the acquisition of an interest in, or complete a transaction with, a business opportunity, the Company will not, in all likelihood, have enough capital to exploit the opportunity.
Accordingly, the ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that the funds can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its debt/equity securities.

REGULATION OF PENNY STOCKS.  The Company's securities are subject to a
Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase Accredited investors means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate Penny stocks. Such rules include Rules
3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the
Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute Penny stocks within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company.

Shareholders should be aware that, according to Securities and Exchange
Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
(ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

LIMITED OPERATING HISTORY. The Company was formed on February 29, 1996 for the purpose of engaging in any lawful activity; however, the Company has limited operating history, no revenues from operations, and limited assets. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.



NO ASSURANCE OF SUCCESS OR PROFITABILITY. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

POSSIBLE BUSINESS NOT IDENTIFIED AND HIGHLY RISKY. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. A shareholder can expect a potential business opportunity to be quite risky. The
Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. See "ITEM 1 Description of Business".

TYPE OF BUSINESS ACQUIRED. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expenses, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's lack of capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company.
Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION. The Company's lack of funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions based upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

LACK OF DIVERSIFICATION. Because of the lack of financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

POSSIBLE RELIANCE UPON UNAUDITED FINANCIAL STATEMENTS. The Company generally will require audited financial statements from companies that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information received from target companies management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the Exchange Act), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and


Exchange Commission (the Commission) and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions wold subject the Company to further adverse consequences.

In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

OTHER REGULATION. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

DEPENDENCE UPON MANAGEMENT; LIMITED PARTICIPATION OF MANAGEMENT.  The
Company currently has three individuals who serve as its Officers and Directors. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the Officers and Directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan.
Furthermore, since only three individuals are serving as the Officers and Directors of the Company, it will be entirely dependent upon their experience in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. See Management.
Because investors will not be able to evaluate the merits of possible business acquisitions by the Company; they should critically assess the information concerning the Company's Officers and Directors.

LACK OF CONTINUITY IN MANAGEMENT. The Company does not have an employment agreement with its Officers and Directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current Officers and Directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

INDEMNIFICATION OF OFFICERS AND DIRECTORS.  The Company's Articles of
Incorporation provide for the indemnification of its Directors, Officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its Directors, Officers, employees, or agents, upon such person promise to repay the Company if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company, which it will be unable to recoup.

DEPENDENCE UPON OUTSIDE ADVISORS. To supplement the business experience of its Officers and Directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants, or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an as needed basis without a continuing fiduciary or other obligation to the Company. In the event the President or the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

LEVERAGED TRANSACTIONS. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generated enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

COMPETITION. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

NO FORESEEABLE DIVIDENDS. The Company has not paid dividends on the Common Stock and does not anticipate paying such dividends in the foreseeable future.

LOSS OF CONTROL BY PRESENT MANAGEMENT AND STOCKHOLDERS. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's majority shareholders could sell their control blocks of stock at a premium price to the acquired company's stockholders.

The acquisition will, in all probability, be structured as a tax-free exchange under the Internal Revenue Code of 1986 to accommodate the shareholders of the shareholders of the business entity to be acquired.
 Of so structured, the Company's shareholders will not be impacted either positively or negatively.

SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of the Company's common stock in the public market could adversely affect the market price of the 5,575,000 shares outstanding at December 31, 1999, 1,100,000 shares of common stock are free tradable. 4,475,000 shares of common stock are eligible for sale in the public market, subject to compliance with Rule 144 under the Securities
Act of 1933, as amended (the Securities Act). Rule 144 generally provides that beneficial owners of shares who have held such shares for one year may sell within a three month period a number of shares not exceeding the greater of 1% of the total outstanding shares or the average trading volume of the shares during the four calendar weeks preceding such sale. The outstanding 392,020 shares of restricted common stock held by Officers and Directors could be sold in accordance with Rule 144 at any time since they have held their shares for at least one year. The 4,082,980 shares of restricted common stock issued for services and patents could be sold at any time in accordance with Rule 144 since that stock has been held for more than one year.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

FORWARD-LOOKING STATEMENTS MAY NOT PROVE ACCURATE

When used in this Form 10-SB, the words anticipated, estimate, expect, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions including the possibility that the Company's will fail to generate projected revenues. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the development stage and since inception has experienced no significant change in liquidity or capital resources or stockholders equity other than the receipt of $1,000,000 from an offering conducted under Rule 504 of Regulation D in 1997. The
Company's balance sheet as of September 30, 1999 reflects limited assets and limited liabilities. Further, there exists no agreements or understandings with regard to loan agreements by or with the Officers, Directors, principals, affiliates or shareholders of the Company.

The Company will attempt to carry out its plan of business as discussed above. The Company cannot predict to what extent its lack of liquidity and capital resources will hinder its business plan prior to the consummation of a business combination.


RESULTS OF OPERATIONS

During the period from November 5, 1989 (inception) through September
30, 1999, the Company engaged in limited operations and attempted to initiate its double blind study of its drug, Magkelate. No revenues have been received by the Company during this period.

The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues and may operate at a loss after completing a business combination, depending upon the performance of the acquired business.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the fiscal years ended September 30, 1999 and September 30, 1998 should be read in conjunction with the financial statements of the Company and related notes included therein.

The Company was incorporated on February 29, 1996 as Patriot Holding
Corporation.  On August 26, 1996, the Company amended its Articles of
Incorporation to change its name to National Healthcare Technology, Inc. At the same time, the Company entered into agreements to acquire certain assets in exchange for the issuance of common stock.

In August, 1996, the Company entered into an agreement to issue 685,850 shares of its common stock to National Medical Technology, Inc. in exchange for all of its assets. National Medical Technology, Inc. was involved in the manufacturing and marketing of surgical optics, laryngoscopes, otoscopes, specula, and portable light sources. The sole shareholder of National Medical Technology, Inc. was Ivan C.
Tiholiz, subsequently President and Chairman of the Board of the Company. Subsequently, National Medical Technology, Inc. was dissolved and the shares owned by it were transferred to Dr. Tiholiz. This transaction was recorded at $55,287. During the year ended September
30, 1997, the Company wrote off $47,350 of these assets. During the year ended September 30, 1998, the Company wrote off the remaining
$7,937 of these assets.

In August, 1996, the Company entered into an agreement to issue 200,000 shares of its common stock to Ivan C. Tiholiz, valued at $200, subsequently President and Chairman of the Board of the Company, and William Ogden, subsequently Vice-President and Director of the Company.
 The stock issuance was in exchange for their assignment of all right, title and interest in the invention and in the patent of the United
States of America for the invention entitled "A Co-Active Instruments with Non-slip Surfaces and Method for their Manufacture". The shares were divided equally between Dr. Tiholiz and Mr. Ogden. The Company intended to refine the diamondizing process of this patent and manufacture diamondized instruments for the medical industry. The death of Mr. Ogden in late 1997 led to the Company's abandonment of its diamondizing division.

In August, 1996, the Company entered into an agreement to issue
1,364,150 shares of its common stock, valued at $1,362 to Ivan C.
Tiholiz, subsequently President and Chairman of the Board of the Company, for the assignment of all right, title and interest in an invention and patent of the United States of America relating to an invention entitled "Divalent/Monovalent Bipolar Cation Therapy for
Enhancement of Tissue perfusion and Reperfusion in Disease States".
This patent is the patent for Magekelate.  This patent has expired.

In August, 1996, the Company entered into an agreement to issue
2,150,000 shares of its common stock, valued at $2,150, to Phoenix
Consulting Services, Inc. in exchange for investment banking and consulting services that Phoenix provided to the Company.

Since the agreements described above, the Company has financed its activities through the distribution of equity capital, including a private placement of 100,000 units which raised $1,000,000 in 1997.
The Company used the proceeds from this offering to commence its operations, to pay salaries, to pay general and administrative expenses and any necessary expenses. The Company hired employees and began refining the parameters of the double-blind study for Magkelate and began to develop its medical instruments division. The Company ordered a quantity of Magkelate and on May 1, 1998, began to conduct the double-blind study of Magkelate at Mission Community Hospital in Panorama City, California. The Company received indications of interest from certain hospitals in Israel and Los Angeles, California in participating in the double blind study of Magkelate. However, before the Company could enter into letters of intent with these hospitals, it would have had to raise an additional three to four million dollars. Additionally, the Company became concerned that the study being conducted at Mission Community Hospital was flawed although the results were encouraging. Due to concerns about the protocols and testing methods being used, the Company ceased the double-blind study at Mission Community Hospital and sought and received FDA approval to modify the protocols and testing procedures. However, at that time, the Company was became low on funds and could not commence the revised double-blind study without raising additional capital. The Company was unable to raise this additional capital. Shortly thereafter, the Company CEO and Chairman, Dr. Tiholiz, was diagnosed with stomach cancer. Dr. Tiholiz passed away in the fall of 1999. Following its inability to raise capital and needing to conserve its financial resources, the Company dismissed all of its employees in early 1999.

The Company will attempt to carry out its business plan as discussed above. The Company cannot predict to what extent its lack of liquidity and capital resources will hinder its business plan prior to the consummation of a business combination.

NEED FOR ADDITIONAL FINANCING

The Company believes that its existing capital will not be sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange
Act of 1934, as amended. Once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any funds will be available to the Company to allow it to cover its expenses.

The Company might seek to compensate providers of services by issuances of stock in lieu of cash.

ITEM 3   DESCRIPTION OF PROPERTY.

The Company currently shares office space with its attorney and a related entity at 21800 Oxnard Street, Suite 440, Woodland Hills,
California 91367. The Company pays approximately $1,500.00 per month for the use of this office. The Company believes that its facilities are sufficient for its needs at the present time. The Company's telephone number is (818) 598-8888

ITEM 4   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth, as of the date of this Registration
Statement, the number of shares of Common Stock owned of record and beneficially by executive Officers, Directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.


Names and Addresses                Number of Shares               Percent of
                                   Owned Beneficially           Beneficially
                                                                Owned Shares
Cede and Co.                        329,388                         5.9%
P.O. Box 22
New York NY  10274

Irving M. Einhorn (1)                10,000                         .17%
11900 Olympic Blvd. Ste 5
Los Angeles, CA  9004

Toni Hussain  (1)                  254,000                        4.56%
24000 Laurel Place
Calabasas, CA  92302


Phoenix Consulting Services, Inc. 2,130,000                        38.2%
7107 Enders Ave
San Diego, CA

James H. Smith  (1)                 127,520                         2.2%
348 Georgetown Ave
San Mateo, CA  94402

Estate of Ivan C. Tiholiz         1,950,000                         34.98%
MD 14860 Roscoe Blvd. Ste 307
Van Nuys, CA  91402

(1) Denotes officer or director

ITEM NO. 5   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

The Directors and executive Officers currently serving the Company are as follows:

Name                       Age                      Position Held and Tenure
Irving M. Einhorn          57                   Director since June 17, 1998

Toni A. Hussain            50   Secretary and Director since August 23, 1997

James Smith                55  President and Director since November 1, 1997

The Directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, Directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exist or is contemplated.
 There is no arrangement or understanding between the Directors and Officers of the Company and any other person pursuant to which any Director or Officer was or is to be selected as a Director or Officer of the Company.

There is no family relationship between or among any Officer and Director.

The Directors and Officers of the Company will devote their time to the Company's affairs on an as needed basis. As a result, the actual amount of time which each will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

The Company has no audit or compensation committee.

BIOGRAPHICAL INFORMATION

IRVING EINHORN, ESQ.: Mr. Einhorn has been a practicing attorney for the past 26 years and he is an expert in the field of securities. Mr. Einhorn's expertise in securities began upon graduation from law school in 1971 when he joined the Securities and Exchange Commission's Chicago Regional office as a staff attorney. He was promoted to the position of Branch Chief in charge of the Enforcement in 1974 and in 1975 to the position of Senior Trial Counsel where he was responsible for all litigation conducted by that office. In 1980, Mr. Einhorn transferred to the Commission's headquarters in Washington, D.C. where for the next four years he was Assistant Chief Trial Attorney with the Division of Enforcement's Trial Unit. In this position, Mr. Einhorn was responsible for prosecuting the Commission's most sensitive and complex cases. In March, 1984, he was appointed to the position of Regional Administrator of the Securities and Exchange Commission's Los Angeles office. In this position, Mr. Einhorn supervised a staff of over 100 persons engaged in performing the Commission's enforcement and regulatory responsibilities in the states of Arizona, Nevada, Hawaii and California.

In May, 1989, Mr. Einhorn resigned from the SEC and joined Pacific Brokerage Services, Inc., a member of the New York Stock Exchange, as Executive Vice President and General Counsel. While there, he participated in management of all aspects of the firm's operations on the New York Stock Exchange. As legal counsel, he directed and conducted all firm arbitration proceedings and exercised oversight of the firm's compliance department. In October 1990, Mr. Einhorn entered the private practice of law, limiting his practice to securities litigation and the representation of individuals before the SEC. He has also served as an expert witness in a number of securities cases.

In 1968, Mr. Einhorn received a Bachelor of Arts degree from Temple University. Mr. Einhorn then obtained his Juris Doctorate from Valparaiso University School of Law in 1972. Mr. Einhorn has received further education by way of the National Institute for Trial Advocacy, whereby he obtained education in the art of Trial Advocacy and Advanced Trial Advocacy Skills in 1977 and 1982, respectively.

JAMES H. SMITH: Mr. Smith has over 30 years of experience in automotive, electronic component manufacturing and distribution, and pharmaceutical wholesaling. Currently, Mr. Smith is chief operations officer of Decision Dynamix Corporation. Prior to that, Mr. Smith served as the president for McKesson Drug Company, which is an $11 billion wholesaler of pharmaceutical and generic products, home health care, and health and beauty care products. Prior to McKesson, Mr. Smith served as the president for the world's largest electronic component distributor, Hamilton Hallmark, which is a division of Avnet, Inc. Mr. Smith led the consolidation of Hamilton/Avnet with its third largest competitor, Hallmark Electronics. Mr. Smith also served as corporate senior vice president of Avnet, Inc.

Mr. Smith spent sixteen years with electronic component manufacturing companies: Harris Semiconductor, Rockwell Microelectronics, ITT Semiconductor Components Group, Texas Instruments, and International Rectifier. Mr. Smith's vast experience stems from holding positions in sales, sales management, product line marketing, customer services, advertising, and worldwide sales and marketing with offshore profit and loss responsibility.

Mr. Smith graduated from Michigan State University with a Bachelor of Arts in Economics.

TONI A. HUSSAIN. Mrs. Hussain was employed by the Walt Disney Company as senior contract administrator where she was responsible for negotiating software contracts and licensing agreements. Mrs. Hussain also managed the development and construction of 25 Disney stores located in shopping centers throughout the United States. Prior to Disney, Mrs. Hussain implemented various cost reduction procedures at several ITT Corporations resulting in savings in excess of $20 million.
 Additionally, Mrs. Hussain administered prime contracts for several major companies ranging from $10 million to $4 billion in value.

Mrs. Hussain received a Bachelor of Arts in Mathematics and Bachelors of Science in Psychology and Teaching from Southern Illinois University in 1971. In 1973, Mrs. Hussain received a Master of Arts in Psychology. Mrs. Hussain also attended the University of Southern California Graduate School of Business where she received a Corporate Management Effectiveness Degree in 1990.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

As permitted by Colorado law, the Company's Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, Officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

OTHER PUBLIC SHELL ACTIVITIES

No Officer and/or Director of the Company has any prior involvement with public shell companies or experience in identifying emerging companies for investment and/or business combinations.

CONFLICTS OF INTEREST

The Officers and Directors of the Company will devote only a small portion of their time to the affairs of the Company, estimated to be no more than approximately 5 hours per month. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

There is no procedure in place that would allow the Officers and Directors to resolve potential conflicts in an arms-length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner, which they consider appropriate.

The Company's Officers and Directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's Officers and Directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's Officers and Directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than their own personal pecuniary benefit.

ITEM 6.   EXECUTIVE COMPENSATION.

           SUMMARY COMPENSATION TABLE

                              ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
Name and                Year   Salary    Bonuses   Other     Restricted    Options/    LTIP         All Other
 Principal Position                                Annual     Stock         SARS      Payouts($)   Compensation
----------------------------------------------------------------------------------------------------------------
James Smith
CEO and Director       1999        0          0       0           0            0           0                0

Ivan C. Tiholiz
CEO and Director      1999    25,000          0       0           0            0           0                0
                      1998   100,000          0       0           0            0           0                0
                      1997         0          0       0           0            0           0                0

Other Officers
   /Directors         1999    20,000          0       0           0            0           0                0
                      1998    71,583          0       0           0            0           0                0
                      1997     8,333          0       0           0            0           0                0

Compensation of Directors

For the fiscal year ended September 30, 1998, the Company issued 10,000 shares of its common stock to five non-employee directors as compensation for their services to the Company.

The Company adopted a Stock Option Plan for employees and directors on October 1, 1998. The Company awarded 100,000 options to each of its directors, with 20,000 shares to vest each year for the next five years if the director is re-elected at that year's annual meeting of shareholders. Other than these options, no director receives or accrues any compensation for his services as a Director, including committee participation and or special assignments. The annual meeting to be held early in the year 2000. If the Company's current directors are re-elected to the Board, then 20,000 options will vest for each of its three directors. At the present time, no options have vested.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meeting of the Board of Directors.

The Company has no material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or executive officers except as described above.

The Company has no compensatory plan or arrangements, including payments to be received from the Company, with respect to any executive officer or director, where such plan or arrangement would result in any compensation or remuneration being paid resulting from the resignation, retirement or any other termination of such executive officer's employment or from a change-in-control of the Company or a change in such executive officer's responsibilities following a change-in-control and the amount, including all periodic payments or installments where the value of such compensation or remuneration exceeds $100,000 per executive officer.

During the last completed fiscal year, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no written employment agreements.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In August, 1996, the Company issued a total of 2,150,000 shares of its common stock to Ivan C. Tiholiz, M.D., an officer and director, in exchange for the transfer of certain patents and technology to the Company. 100,000 shares were issued to William Ogden, co-patent holder along with Dr. Tiholiz of certain medical instrument plating techniques. Both Dr. Tiholiz and Mr. Ogden were appointed officers and directors of the Corporation.

Also in August, 1996, the Company entered into an agreement to issue 2,150,000 shares of its common stock to Phoenix Consulting Corp. in exchange for investment banking services and business consulting.

During the period ended September 30, 1996, Dr. Tiholiz advanced the Company $28,300 for working capital and the Company repaid hi, $23,700, which resulted in an amount owed to Dr. Tiholiz of $4,600 at September 30, 1996. During the year ended September 30, 1997, Dr. Tiholiz advanced the Company $23,256 and the Company paid Dr. Tiholiz which resulted in an amount due from Dr. Tiholiz of $10,094 at September 30, 1997. During the year ended September 30, 1998, management of the Company determined the receivable to be uncollectible and wrote off the entire $10,094 balance. Management of the Company also determined that a receivable due from an employee totaling $640 was uncollectible.

During the period from November 5, 1995 (inception) through September 30, 1998, the Company made payments totaling $19,467 to Dr. Tiholiz for consulting fees.

During the year ended September 30, 1997, the Company issued 1,000 units, consisting of 1,000 shares of its $.0001 par value common stock and 10,000 warrants, to Toni A. Hussain, an officer and director of the Company, in exchange for a vehicle valued at $5,000.

In October, 1998, the Company adopted the National Healthcare Technology, Inc. 1998 Stock Option Plan. This plan provides for the issuance of stock options to employees and directors as compensation for their service to the Corporation and as an incentive to retain loyal and qualified employees and directors. The number of shares reserved for issuance under the plan is 5,000,000 common shares. The Company approved options of 100,000 shares of its common stock under the plan for its directors in the year ended September 30, 1999.
20,000 shares will vest each year that the director is re-elected as a director of the Company. Two of the five directors issued options have subsequently resigned and these options are no longer outstanding and no shares vested under those options. The Company's current directors will each have 20,000 shares of their options vest if they are re-elected as directors at the Company's next annual meeting. The plan expires September 30, 2008.

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company will adopt a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the common stock held by the Company's current stockholders to the acquisition candidates or its principals, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

ITEM 8.   DESCRIPTION OF SECURITIES.

COMMON STOCK
The Company's Articles of Incorporation authorize the issuance of 25,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held in all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Amended Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation.
 Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

PREFERRED STOCK

The Company's Articles of Incorporation authorize the issuance of 500,000 shares of preferred stock, par value $.01. The Board of Directors of the Company is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock. No preferred stock has been issued by the Company. The Company anticipates that preferred stock may be utilized in making acquisitions.

REPORTS TO STOCKHOLDERS

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1994 for so long as it is subject to those requirements.

                             PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's common stock trades on the NASD Electronic Bulletin Board in the United States, having the trading symbol "NHKT" and CUSIP
#635904-105.  The common stock commenced trading in late 1997.

The range of high and low bid information for the Company's common stock over the last two fiscal years is shown below, by quarter:

                              High Bid                               Low Bid
1st Qtr. 1998                     5                                   1.0625
2nd Qtr. 1998                     3.625                               1.50
3rd Qtr. 1998                     3.75                                1.875
4th Qtr. 1998                     2.625                                .75
1st Qtr. 1999                     2.75                                1.50
2nd Qtr. 1999                     1.50                                 .1563
3rd Qtr. 1999                      .1563                               .1563
4th Qtr. 1999                      .1563                               .04

The NASD provided the above information to the Company. These quotations may reflect inter-dealer prices without retail mark-up/mark-down/commission and may not reflect actual transactions.

As of December 31, 1999, the Company estimates there are 75 "holders of record" of its common stock and estimates that there are approximately 85 beneficial shareholders of its common stock.

There are no restrictions that limit the Company's ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in the operations and expansion of its business.

The Company's common stock is issued in registered form. United Stock Transfer, Inc. of Englewood, Colorado is the registrar and transfer agent for the common stock.

ITEM 2.   LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No Director, Officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such Director, Officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company hired a new auditing firm, Moffitt & Company, P.C., to conduct the audit for the fiscal year ended September 30, 1999. Moffitt & Company, P.C. replaced the company's previous auditors, Cordovano & Harvey, P.C. Cordovano and Harvey, P.C. were replaced on September 30, 1999.

Cordovano & Harvey, P.C.'s reports on the Company's financial statements for the previous two fiscal years did not contain an adverse opinion or disclaimer of opinion nor were its reports modified as to uncertainty, audit scope or accounting principles.

The decision to change accountants was approved by the Company's Board of Directors.

There were no disagreements with the Company's former auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which if not resolved to the former auditor's satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its report.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Company completed one private placement in the United States under Rule 504 of Regulation D in which 100,000 units were subscribed for at $5 per unit by 35 investors. Under the terms of the private placement, ten common stock warrants, exercisable at $.50 each, were issued with each one share of common stock issued. The warrants were immediately exercisable and tradable after the closing of the private placement Each common stock purchase warrant entitled the holder to purchase an additional share of common stock at a price of $.50 per share until January 12, 1998 (extended to July 31, 1998 by corporate resolution). All 1,000,000 warrants were exercised, raising an additional $500,000. The Company sold the units to friends and business acquaintances of the Officers and Directors. There was no underwriter and no underwriter's discounts or commissions were paid.

In December, 1997, the Company issued 500 shares of its common stock, valued at $2,500 to two individuals as consideration for services they provided to the Company for design of its website and for graphic art displays. The Company relied on an exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, as an offering not involving the public.

On September 30, 1998, the Company approved the issuance of shares of its common stock to certain past and present Officers and Directors as consideration for their services to the Company for the previous fiscal year. The stock was valued at $2.50 per share, based on the then current market price of the Company's common stock. The names and numbers of shares issued are as follows:

Name                                                        Number of Shares
Dr. W. Plance, D.O.                                                    4,000
Vincent Hussain                                                        5,000
Mildred Seelig, M.D.                                                  10,000
James Smith                                                           10,000
Carlos Collazo                                                        10,000
Irving Einhorn                                                        10,000
Michael Shechter, M.D.                                                 8,000
Toni A. Hussain                                                       17,500

The Company relied on an exemption from registration contained in
Section 4(2) of the Securities Act of 1933, as amended, as an issuance not involving a public offering.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits 3.1 and 3.2, respectively, provide that the Company will indemnify its Officers and Directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the Officer or Director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an Officer or Director, absent a finding of negligence or misconduct in the performance of duty.

PART F/S


The following financial statements required by Item 310 of Regulation S-B are furnished below

Independent Auditor's Report dated October 28, 1999
Balance Sheet as of September 30, 1999
Statement of Operations for the year ended September 30, 1999 and for the period November 5, 1995 (Date of Inception) through September
30, 1999
Statement of Stockholders' Equity for the year ended September 30, 1999 and for the period November 5, 1995 (Date of Inception) through September 30, 1999
Statement of Cash Flows for the year ended September 30, 1999 and for the period November 5, 1995 (Date of Inception) through September 30, 1999
Notes to Financial Statements

Independent Auditor's Report dated October 28, 1998
Balance Sheet as of September 30, 1998
Statement of Operations for the year ended September 30, 1998 and for the period November 5, 1995 (Date of Inception) through September
30, 1998
Statement of Stockholders' Equity for the year ended September 30, 1998 and for the period November 5, 1995 (Date of Inception) through September 30, 1998
Statement of Cash Flows for the year ended September 30, 1998 and for the period November 5, 1995 (Date of Inception) through September 30, 1998
Notes to Financial Statements

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
 FINANCIAL STATEMENTS
SEPTEMBER 30, 1999

TABLE OF CONTENTS
                                                                    Page No.

INDEPENDENT AUDITORS REPORT                                              1

FINANCIAL STATEMENTS

       Balance Sheet                                                      2

       Statements of Operations                                           3

       Statement of Changes in Stockholder's Equity                   4 - 5

       Statements of Cash Flows                                       6 - 7

       Notes to Financial Statements                                 8 - 11

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
National Healthcare Technology, Inc.
(A Development Stage Company)
Woodland Hills, California


We have audited the balance sheet of National Healthcare Technology, Inc. (A Colorado Corporation and a Development Stage Company) as of September 30, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of National Healthcare Technology, Inc. for the period from November 5, 1995 (Date of Inception) to September 30, 1998, were audited by other auditors whose report dated December 3, 1998, expressed an unqualified opinion on those statements with a statement that there was substantial doubt about the company's ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the September 30, 1999 financial statements referred to above present fairly, in all material respects, the financial position of National Healthcare Technology, Inc. as of September 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 8 to the financial statements, the company incurred net losses of $1,204,960 from inception, needs additional capital and abandoned its present development programs. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result form the outcome of these uncertainties.




Moffitt & Company, P.C.
Scottsdale, Arizona

October 28, 1999

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
 BALANCE SHEET
SEPTEMBER 30, 1999



       ASSETS

CURRENT ASSETS
       Cash                                                            9,656
       Loan receivable                                                 8,678
                                                                     -------
     TOTAL ASSETS                                                    $18,334
                                                                     =======



LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
       California franchise tax payable                                 $800
                                                                      ------
STOCKHOLDERS' EQUITY
       Preferred stock, $.01 par value
            500,000 shares authorized
            -0- shares issued and outstanding
          Common stock, $.001 per share
            25,000,000 shares authorized
            5,575,500 shares issued and outstanding                   $5,575
       Paid in capital in excess of par value of stock            $1,216,919
       Deficit accumulated during the development stage          ( 1,204,960)
                                                                 -----------
            TOTAL STOCKHOLDERS' EQUITY                                17,534
                                                                  ----------
            TOTAL LIABILITIES AND STOCKHOLDERS'
              EQUITY                                                 $18,334
                                                                  ==========



NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND
FOR THE PERIOD NOVEMBER 5, 1995 (DATE OF INCEPTION)
THROUGH SEPTEMBER 30, 1999

                                                            November 5, 1989
                                                                (Date of
                                                                  Inception)
                                 Year Ended                          Through
                                 September 30,                September 30,
                                    1999                           1999
                                  -----------                 --------------
REVENUE                               $    0                            $0
 DEVELOPMENT COSTS                   214,674                     1,203,360
                                    --------                     ---------
NET (LOSS) BEFORE INCOME TAXES      ( 214,674)                 ( 1,203,360)

INCOME TAXES                              800                        1,600
                                    ---------                  -----------
NET (LOSS)                         $( 215,474)                 $(1,204,960)
                                   ==========                  ===========
NET (LOSS) PER COMMON SHARE
   Basic and diluted                  $( 0.38)
                                      =======
AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING

    Basic and diluted               5,575,500
                                    =========

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD NOVEMBER 5, 1995 (DATE OF INCEPTION)
THROUGH SEPTEMBER 30, 1999

                              Preferred Stock             Common Stock
                            Shares         Amount       Shares      Amount
BALANCE, NOVEMBER 5, 1995
   (DATE OF INCEPTION)         0             $0             0           $0
SHARES ISSUED FOR PATENT
   RIGHTS                      0              0     1,564,150        1,564

NET (LOSS) FOR THE PERIOD
   ENDED SEPTEMBER 30, 1996    0              0             0             0

BALANCE, SEPTEMBER 30, 1996    0              0     1,564,150         1,564

SHARES ISSUED TO RELATED
   PARTY FOR EQUIPMENT         0              0       685,850           686

SHARES ISSUED TO RELATED
   PARTY FOR SERVICES          0              0     2,150,000         2,150

SALE OF COMMON STOCK,
   PURSUANT TO PRIVATE
   OFFERING, NET OF OFFERING
   COSTS OF $25,617            0              0        61,740            62

CONVERSION OF PROMISSORY
   NOTES AND RELATED ACCRUED
   INTEREST TO COMMON STOCK
   UPON EFFECTIVE DATE OF
   PRIVATE OFFERING           0               0        37,260            37

SHARES ISSUED TO RELATED
   PARTY FOR VEHICLE, UPON
   EFFECTIVE DATE OF PRIVATE
   OFFERING                   0               0         1,000             1

NET (LOSS) FOR THE YEAR
   ENDED SEPTEMBER 30, 1997   0               0             0             0
                            ---             ---    ----------        ------
BALANCE, SEPTEMBER 30, 1997   0               0     4,500,000         4,500

<CAPTION
                                   Paid in Capital       Deficit Accumulated
                                   In Excess of          During the
                                   Par-Value of          Developmental
                                   Stock                 Stage
                                     $0                    $0

                                      0                     0

                                      0              ( 49,807)

                                      0              ( 49,807)

                                 54,601                     0

                                      0                     0

                                272,821                     0

                                187,263                     0

                                  4,999                     0

                                      0             ( 300,410)
                                -------             ---------
                                519,684               350,217

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)
FOR THE PERIOD NOVEMBER 5, 1995 (DATE OF INCEPTION)
THROUGH SEPTEMBER 30, 1999

                           Preferred Stock                  Common Stock
                         Shares        Amount              Shares     Amount
WARRANTS EXERCISED, NET
   OF $17,440 COSTS        0            $0              1,000,000     1,000

SHARES ISSUED FOR SERVICES
                           0             0                  1,000         1

SHARES ISSUED FOR SERVICES 0             0                 49,000        49

NET (LOSS) FOR THE YEAR
   ENDED SEPTEMBER 30, 1998
                           0             0                       0         0

BALANCE, SEPTEMBER 30, 1998
                           0             0               5,550,000     5,550

SHARES ISSUED FOR SERVICES
                           0             0                  25,500        25

NET (LOSS) FOR THE YEAR
   ENDED SEPTEMBER 30, 1999
                           0             0                       0         0

BALANCE, SEPTEMBER 30, 1999
                           0            $0               5,575,500    $5,575

                                   Paid in Capital       Deficit Accumulated
                                   In Excess of          During the
                                   Par-Value of          Developmental
                                   Stock                 Stage
                                     $0                     $0

                                   $481,560                 $0

                                      4,999                   0

                                    146,951                   0

                                          0            ( 639,269)

                                  1,153,194            ( 989,486)

                                     63,725                     0

                                          0             ( 215,474)

                                 $1,216,919          $( 1,204,960)

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND
FOR THE PERIOD NOVEMBER 5, 1995 (DATE OF INCEPTION)
THROUGH SEPTEMBER 30, 1999

                                                            November 5, 1999
                                                         (Date of Inception)
                                      Year Ended                     Through
                                     September 30,            September 30,
                                         1999                       1999
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss)                           ( 215,474)              $( 1,204,960)
  Adjustments to reconcile net (loss) to net cash
  (used) by operating activities:
  Depreciation and amortization               0                       22,977
  Common stock issued as payment for
  interest expense                            0                       12,300
  Common stock issued for services       63,750                      217,900
  Loss on abandoned assets               65,100                      120,387
  Gain on sale of assets                      0                       ( 500)
  Increases (decreases) in:
  Accounts payable                     ( 4,162)                    ( 17,539)
  California franchise tax payable         800                           800
  Accrued payroll and payroll taxes      ( 775)                        9,664
NET CASH FLOWS (USED) BY OPERATING
  ACTIVITIES                          ( 90,761)                   ( 838,971)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment  ( 40,179)                    ( 87,314)
  Proceeds from sale of equipment            0                         5,500

  NET CASH FLOWS (USED) BY INVESTING
  ACTIVITIES                          ( 40,179)                    ( 81,814)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable                0                       195,000
  Repayments on notes payable                0                     ( 20,000)
  Proceeds from issuance of common stock
   and subscriptions                         0                       798,500
  Payments on offering costs                 0                     ( 43,059)

  NET CASH PROVIDED BY FINANCING
  ACTIVITIES                                 0                       930,441

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND
FOR THE PERIOD NOVEMBER 5, 1995 (DATE OF INCEPTION)
THROUGH SEPTEMBER 30, 1999

                                                            November 5, 1999
                                                         (Date of Inception)
                                      Year Ended                     Through
                                     September 30,            September 30,
                                         1999                       1999
NET INCREASE (DECREASE) IN CASH       $( 130,940)                     $9,656

CASH BALANCE, BEGINNING OF PERIOD        140,596                           0

CASH BALANCE, END OF PERIOD           $    9,656                      $9,656

SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW INFORMATION

  Cash paid during the year for:

   Interest                           $        0                      $   55

   Taxes                              $        0                      $    0

NON CASH INVESTING AND FINANCING
   ACTIVITIES

   Common stock issued for notes payable  $    0                    $175,000

   Common stock issued for patent rights  $    0                    $  1,562

   Common stock issued for equipment      $    0                    $ 60,287

   Common stock issued for services and
   Directors' fees                        $63,750                   $215,750

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
 SEPTEMBER 30, 1999

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Nature of Business

National Healthcare Technology, Inc. was organized on November 5, 1995, under the laws of the state of Colorado for the purpose of developing, manufacturing and marketing an intravenous drug and several high technology products for use in the medical industry. In the current year, the company abandoned all of its development programs and is pursuing new areas to develop.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles.
 Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net Earnings Per Share

The company adapted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, any anti-dilutive effects on net loss per share are excluded.

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1999


NOTE 2  INCOME TAXES

(Loss) from operations before income taxes                      $( 215,474)

The provision for income taxes is estimated as follows:
Currently payable                                               $     800
Deferred receivable                                             $ 475,000

A reconciliation of the provision for income taxes
   compared with the amounts at the U.S. Federal statutory
   rate was as follows:
Tax (refund) at U.S. Federal statutory income
   tax rate                                                     $ 474,200

Deferred income tax assets and liabilities reflect the
   impact of temporary differences between amounts of
   assets and liabilities for financial reporting purposes
   and the basis of such assets and liabilities as measured
   by tax laws.  The net deferred tax asset is                  $      0

Temporary differences and carryfowards that give use to deferred tax assets and liabilities included the following:

                                       Deferred Tax
                                       Assets                    Liabilities
Net operating loss                    $475,000                  $          0
Valuation allowance                    475,000                             0

Total deferred taxes                  $      0                  $          0

As discussed in note 8, there is substantial doubt about the company's ability to continue as a going concern. Consequently, the company must maintain a 100% valuation allowance for the deferred tax asset as there is doubt that the company will generate profits which will be absorbed by the tax differences. A reconciliation of the valuation allowance is as follows:

Balance, September 30, 1998          $363,370

Addition to allowance for
year ended September 30, 1999          80,000

Addition due to change in
 corporation status from
   Colorado to California              31,630

Balance, September 30, 1999        $  475,000

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
 SEPTEMBER 30, 1999


NOTE 3  TAX CARRYFORWARD

The Company has the following tax carryforwards at September 30, 1999:

                                                                    Expiration
     Year Ended                                 Amount                  Date
September 30, 1999                            $215,474                  2019
September 30, 1998                             614,265                  2018
September 30, 1997                             279,456                  2012
September 30, 1996                              78,959                  2011

                                            $1,188,154

NOTE 4  COMMON STOCK

In October 1998, the board of directors authorized the issuance of 25,500 shares of common stock as compensation to officers.

NOTE 5  RENT

The company rents its facilities on a month to month basis from an affiliated company. The rent expense for the year ended September 30, 1999 was $20,633.

NOTE 6 LONG LIVED ASSETS

Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carry amount of the asset in question may not be recoverable. The company abandoned and wrote-off $39,040 of property and equipment during the current year.

NOTE 7  STOCK OPTION PLAN

The company adopted the National Healthcare Technology, Inc. 1998 stock option plan. The board of directors is required to designate a committee of not less then three directors to administer the plan. The committee has the power to:

A.  Designate participants
B.  Determine the number of shares to be covered by options
C.  Determine the terms and conditions of any options
D.  Administer the plan

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
 SEPTEMBER 30, 1999


NOTE 7  STOCK OPTION PLAN (CONTINUED)

The maximum number of shares that may be issued under the option plan is 5,000,000. In addition, no participant shall be granted more than 500,000 shares in any one fiscal year.

The company did not grant any options during the current year.

The option plan terminates on September 30, 2000.

NOTE 8  GOING CONCERN

These financial statements are presented on the basis that the company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal cause of business over a reasonable length of time. The company has incurred development losses of $1,204,960 since inception. In addition, the company has abandoned all development activities. These factors raise substantial doubt as to the company's ability to continue as a going concern.

NOTE 9  PREFERRED STOCK

No rights or preferences have been assigned to the preferred stock.

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)

 FINANCIAL STATEMENTS

With

INDEPENDENT AUDITORS' REPORT

September 30, 1998

Prepared by:

Cordovano and Harvey, P.C.
Certified Public Accountants
Denver, Colorado

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)

Index to Financial Statements

                                                                         Page

Independent Auditors' Report                                             F-2

Balance Sheet, September 30, 1998                                        F-3

Statements of Operations, for the years ended September 30,
     1998 and 1997, and November 5, 1995 (inception) through
     September 30, 1998                                                  F-4

Statement of Shareholders' Equity, November 5, 1995 (inception)
     through September 30, 1998                                          F-5

Statements of Cash Flows, for the years ended September 30,
     1998 and 1997, and November 5, 1995 (inception) through
     September 30, 1998                                                  F-7

Summary of Significant Accounting Policies                               F-9

Notes to Financial Statements                                           F-11

Cordovano and Harvey, P.C.     Certified Public Accountants

201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

To the Board of Directors and Shareholders
National Healthcare Technology, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the balance sheet of National Healthcare Technology, Inc. ( a development stage company) as of September 30, 1998, and the related statements of operations, shareholders' equity and cash flows for the years ended September 30, 1998 and 1997, and the period from November 5, 1995 (inception) through September 30, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Healthcare Technology, Inc. as of September 30, 1998, and the results of its operations and its cash flows for the years ended September 30, 1998 and 1997, and the period from November 5, 1995 (inception) through September 30, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.




Cordovano & Harvey, P.C.
Denver, Colorado
December 3, 1998
October 28, 1999

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)

 BALANCE SHEET

September 30, 1998



ASSETS

CURRENT ASSETS
       Cash..................................        ......... $     140,596
                                                               -------------
     TOTAL CURRENT ASSETS                                            140,596

EQUIPMENT AN D LEASEHOLD IMPROVEMENTS, LESS $22,151 OF
   ACCUMULATED DEPRECIATION AND AMORTIZATION (Note C)............. ...24,985

OTHER ASSETS
       Patent rights, less $827 of accumulated amortization               737
       Deposit.                                                         8,677
                                                               --------------
                                                               $      174,995
                                                               ==============

LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
Accounts Payable..................................             $        4,962
       Accrued payroll and payroll taxes....                              775
                                                               --------------
TOTAL CURRENT LIABILITIES                                               5,737

SHAREHOLDERS' EQUITY
  Preferred stock, $.01 par value, 500,000 shares
     authorized -0- shares issued and outstanding -
     Common stock, $.001 par value, 25,000,000 shares
     authorized, 5,550,0 issued and outstanding                         5,550
  Additional paid-in capital                                        1,253,194
  Deficit accumulated during the development stage                   (989,486)
                                                               --------------
TOTAL STOCKHOLDERS' EQUITY                                            169,258
                                                               --------------
                                                               $      174,995
                                                               ==============

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

                                                                        November 5,
                                                                           1995
                                    For The        For The             (Inception)
                                 Year Ended      Year Ended               Through
                                September 30,   September 30,           September 30,
                                   1998            1997                    1998
OPERATING EXPENSES
  Payroll and payroll taxes      $ 202,950      $ 23,346             $     225,296
  Professional fees...             104,054        54,257                   159,981
  Consulting...............     ..  14,295        43,212                    59,407
  Consulting, related party (Note B)     -         1,667                    19,467
     Directors' fees (Note F).     147,000            -                    147,000
     Supplies    .                  26,042        17,423                    47,140
     Licenses and fees               8,388         5,362                    22,944
     Advertising and promotions     11,883        4,359                    16,483
     Insurance    .                 22,188        9,430                    31,618
     Communications                    883        8,430                     9,313
     Rent                           25,060       42,722                    80,986
     Depreciation and amortization.  8,316       13,939                    22,978
     Loss on abandoned assets
       (Note D).                     7,937       47,350                    55,287
     Other                          50,386       19,058                    69,444
                                   -------      -------                  --------
   LOSS FROM OPERATIONS           (629,382)    (289,555)                (967,344)


NON-OPERATING INCOME AND (EXPENSE)
     Bad debt expense (Note B)     (10,734)         -                    (10,734)
     Gain on sale of asset             500          -                         500
     Other, net                        402          45                        447
     Interest expense                  (55)    (10,900)                   (12,355)
                                   -------     -------                   --------
      NET LOSS BEFORE             (639,169)   (300,410)                  (989,486)

INCOME TAXES (Note E)
     Income tax benefit, current   238,447     117,452                    363,370
     Income taxes, deferred       (238,447)   (117,452)                  (363,370)
                                  --------   ---------                   --------
       NET LOSS                   $639,269)  $(300,410)              $   (989,486)
                                  ========   =========               ============
BASIC WEIGHTED AVERAGE
COMMON SHARES OUTSTANDING        5,333,917    3,350,000                 3,105,914
                                 =========   ==========               ===========
BASIC NET LOSS PER
COMMON SHARE                     $  (0.12)    $  (0.09)                 $  (0.32)
                                 ========    =========                 ==========

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)

 STATEMENT OF SHAREHOLDERS' EQUITY

November 5, 1995 (inception) through September 30, 1998

                                                                                           Deficit
                                                                                         Accumulated
                                                                        Additional        During the
                                Preferred              Common             Paid-In         Development
                            Share      Amount      Shares    Amount       Capital            Stage          Total
                           --------------------   ------------------   ------------     --------------     ------
BALANCE, NOVEMBER 5, 1995
   (DATE OF INCEPTION)         0        $0          0       $   0        $ 0                 $  0              -

SHARES ISSUED FOR PATENT
   RIGHTS                      0        0    1,564,150      1,564          0                    0            200


NET (LOSS) FOR THE PERIOD
   ENDED SEPTEMBER 30, 1996    0        0            0          0          0             ( 49,807)       (49,807)
                             ---      ---   ----------     ------      -----            ---------        -------

BALANCE, SEPTEMBER 30, 1996    0        0    1,564,150      1,564          0             ( 49,807)      (49,607)


SHARES ISSUED TO RELATED
   PARTY FOR EQUIPMENT         0        0      685,850        686     54,601                    0        55,287


SHARES ISSUED TO RELATED
   PARTY FOR SERVICES          0        0    2,150,000      2,150          0                    0         2,150


SALE OF COMMON STOCK,
   PURSUANT TO PRIVATE
   OFFERING, NET OF OFFERING
   COSTS OF $25,617            0        0       61,740         62     272,821                   0       272,883


CONVERSION OF PROMISSORY
   NOTES AND RELATED ACCRUED
   INTEREST TO COMMON STOCK
   UPON EFFECTIVE DATE OF
   PRIVATE OFFERING            0        0       37,260         37     187,263                   0       187,300


SHARES ISSUED TO RELATED
   PARTY FOR VEHICLE, UPON
   EFFECTIVE DATE OF PRIVATE
   OFFERING                    0        0        1,000          1       4,999                   0         5,000


NET (LOSS) FOR THE YEAR
   ENDED SEPTEMBER 30, 1997    0        0            0          0           0           ( 300,410)     (300,410)
                             ---      ---    ---------      -----     -------           ---------       -------

BALANCE, SEPTEMBER 30, 1997    0        0    4,500,000      4,500     519,684           (350,217)       172,603

WARRANTS EXERCISED, NET
   OF $17,440 COSTS (Note F)   0        0    1,000,000      1,000     481,560                  0       482,560

SHARES ISSUED FOR SERVICES     0        0        1,000          1       4,999                  0         5,000

SHARES ISSUED FOR SERVICES
    (Note F)                   0        0       49,000         49     146,951                  0       147,000

NET (LOSS) FOR THE YEAR
   ENDED SEPTEMBER 30, 1998    0        0            0          0           0          ( 639,269)    (639,269)
                             ---      ---    ---------      -----  ----------          ---------     --------

BALANCE, SEPTEMBER 30, 1998    0        0    5,550,000      5,550   1,153,194          ( 989,486)    $167,894




NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS


                                                                                         November 5, 1995
                                                                                             (Date of
                                             For the               For the                 Inception
                                             Year Ended          Year Ended                 Through
                                            September 30,       September 30,             September 30,
                                                 1998              1997                       1998
                                              ---------         -----------                 -------
OPERATING ACTIVITIES:
       Net loss...                            $ (639,269)        $( 300,410)            $(   989,486)

    Transactions not requiring cash:
     Depreciation and amortization.                8,316             13,938                    22,977
    Common Stock issued as payment
      for interest expense                                           12,300                    12,300
    Common stock issued for services             152,000              2,150                   154,150
     Loss on abandoned assets (Note D)             7,937             47,350                    55,287
     Gain on Sale of Asset                          (500)                                        (500)

   Changes in current assets and current liabilities:
    Receivables and other current assets          14,558            (27,935)                  (13,377)
    Accounts payable and other
     current liabilities                         (17,336)            21,675                    10,439
                                               ---------           --------                   -------
NET CASH (USED IN)
OPERATING   ACTIVITIES                          (474,294)         ( 230,932)                ( 748,210)
                                               ---------           --------                  --------
INVESTING ACTIVITIES:
  Purchases of equipment and
   leasehold improvements                        (18,180)           (28,955)                ( 47,135)
  Proceeds from sale of equipment                  5,500                  0                    5,500
                                                --------            -------                  -------
  NET CASH FLOWS (USED IN
  NVESTING ACTIVITIES                            (12,680)           (28,955)                ( 41,635)
                                                --------            -------                  -------
FINANCING ACTIVITIES:
  Proceeds from notes payable                          -              95,000                 195,000
  Repayments on notes payable                          -            ( 20,000)                (20,000)
  Proceeds from issuance of common stock
   and subscriptions                             500,000             298,500                 798,500
  Payments for offering costs                    (17,440)            (19,529)               (43 ,059)
                                               ---------           ---------                --------
NET CASH PROVIDED BY
  FINANCING  ACTIVITIES                          482,560             353,981                 930,441

NET CHANGE IN CASH AND CASH EQUIVALENTS           (4,414)             94,094                 140,596
Cash and cash equivalents, beginning of year     145,010              50,916                       -
                                               ---------             -------                 -------
CASH AND CASH EQUIVALENTS, END OF YEAR         $ 140,596             145,010                 140,596
                                               =========             =======                 =======

 SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW INFORMATION

   Cash paid during the period for:
       Interest                                  $  55                 $    -                $      -
       Income taxes                              $   -                 $   -                 $      -

NON CASH INVESTING AND
FINANCING TRANSACTION:

 Common stock issued for notes payable            $   -             $ 175,000               $ 175,000
 Common stock issued for patent rights (Note B)   $   -             $       -               $   1,562
Common stock issued for equipment (Note B)        $   -             $  60,287               $  60,287
Common stock issued for services                  $   5,000         $       -               $   5,000
Common Stock issued for directors fees (Note F)   $ 147,000         $       -               $ 147,000

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)

Summary of Significant Accounting Policies
 September 30, 1998

Development stage company

National Healthcare Technology, Inc. (the Company) is in the development stage in accordance with Statement of Financial Accounting Standards (SFAS) No. 7 and was formed for the purpose developing, manufacturing and marketing an intravenous drug and several high technology products for use in the medical industry.


Use of estimates
The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash equivalents
For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.

Equipment and depreciation
Equipment is stated at cost. Depreciation is recorded by the straight-line method based upon estimated useful lives of assets.

Leasehold and improvements
Leasehold improvements are stated at cost. Amortization is recorded by the straight-line method based upon the terms of each lease. Amortization expense for the leasehold improvements was $-0- and $-0-for the years ended September 30, 1998 and 1997, respectively, and $827 for the period November 5, 1995 (inception) through September 30, 1998.

Patent rights and amortization
Patent rights are recorded at cost. Amortization is calculated by the straight-line method over the life of the asset, which is estimated to be sixty months. Amortization expense for the patent rights was $52 and $52 for the years ended September 30, 1998 and 1997, respectively, and $827 for the period November 5, 1995 (inception) through September 30, 1998.

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)

Summary of Significant Accounting Policies, Continued

 September 30, 1998


Net loss per share
The net loss per common share has been computed on the basis of the weighted average number of shares outstanding during each period. Earnings per share is reported using a dual presentation of basic and diluted earnings per share. Basic earnings per share excludes the impact of commons stock equivalents. Diluted earnings per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the periods presented and, therefore, there is no variance between the basic and diluted earnings per share. Common stock warrants outstanding were not considered in the computation of loss per share because their effect would be antidilutive.

Income taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes.

Reclassifications
Certain changes have been made to the September 30, 1997 financial statements to conform to the current period presentation.

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements

 September 30, 1998


Note A: Nature of Organization
National Healthcare Technology, Inc. was incorporated under the laws of Colorado as Patriot Holding Corporation and subsequently changed its name to National Healthcare Technology, Inc. (Colorado). The Company is the successor to National Healthcare Technology, Inc. (California).


Present development stage activities of the Company commenced November 5, 1995. Activities from November 5, 1995 through February 28, 1996 were conducted through National Healthcare Technology, Inc. (California), and activities from February 29, 1996 through September 30, 1998 were conducted through National Healthcare Technology, Inc. (Colorado).

The Company is a development stage company engaged in the development and testing of an intravenous drug, organizational matters and the sale and issuance of shares of its $.001 par value common stock. Upon completion of product development and receipt of regulatory approvals, it intends to manufacture and market products developed through its research programs. The Company's main focus is directed towards achieving approval from the Food and Drug Administration (FDA) for an intravenous drug named Magkelate.

In the course of its development activities, the Company sustained continuing operating losses and expects such losses to continue for the foreseeable future. The Company plans to continue to finance its operations with a combination of stock sales and, in the longer term, revenues from product sales. The Company's ability to continue as a going concern is dependent upon successful completion of additional financing and, ultimately, upon the production and selling of its drug.

Note B: Related party transactions
During the period ended September 30, 1996, the Company issued
1,364,150 shares of its $.001 par value common stock, valued at $1,362, to an officer and director of the Company in exchange for the patent rights to Magkelate.

During the period ended September 30, 1996, the Company issued 200,000 shares of its $.001 par value common stock, valued at $200, to two officers and directors of the Company in exchange for the patent rights of certain medical products under development.

During the period ended September 30, 1996, the Company issued 685,850 shares of its $.001 par value common stock to an affiliated company in exchange for equipment valued at $55287 (see Note D).

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements, Continued

 September 30, 1998


Note B: Related party transactions, continued
During the period ended September 30, 1997, the Company issued
2,150,000 shares of its $.001 par value common stock to an affiliate company in exchange for investment banking services valued at $2,150.

During the period ended September 30, 1996, a former officer advanced the Company $28,300 for working capital and the Company repaid $23,700, which resulted in an amount owed to the former officer of $4,600 at September 30, 1996. During the year ended September 30, 1997, the former officer advanced the Company $23,256 and the Company paid the former officer $37,950 which resulted in an amount due from the former officer of $10,094 at September 30, 1997. During the year ended September 30, 1998, management of the Company determined the receivable to be uncollectible and wrote off the entire $10,094 balance. Management of the Company also determined that a receivable due from an employee totaling $640 was uncollectible. Receivables written off during the year ended September 30, 1998 totaled $10,734, which is included in the accompanying statements of operations as bad debt expense.

During the period from November 5, 1995 (inception) through September 30, 1998, the Company made payments totaling $19,467 to an affiliated company for consulting fees. These amounts are included in the accompanying financial statements as consulting, related party.

During the year ended September 30, 1997, the Company issued 1,000 units, consisting of 1,000 shares of its $.0001 par value common stock and 10,000 warrants, to a shareholder and director in exchange for a vehicle valued at $5,000.

Note C: Equipment and leasehold improvements
Equipment and leasehold improvements at September 30, 1998 consisted of the following:

Equipment                                                      $      33,881
Leasehold Improvements                                                13,255
                                                                      47,136
Less accumulated depreciation and amortization                      (22,151)
                                                                $      24,985

Depreciation and amortization expense for the years ended September 30, 1998 and 1997 totaled $8,264 and $13,887, respectively.

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements, Continued

 September 30, 1998


Note D: Loss on abandoned assets
On August 13, 1996, through a related party transaction with an affiliated company, the Company received equipment recorded at $55,287 in exchange for 685,850 shares of the Company's $.001 par value common stock. Management no longer plans to enter the line of business that would use the equipment and therefore, wrote off the fixed assets and incurred an abandonment loss. Loss on abandoned assets totaled $7,937 and $47,350 for the years ended September 30, 1998 and 1997, respectively.

Note E: Income taxes
A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate follows for the years ended September 30, 1998 and 1997:

                                                               September 30,
                                             1998                      1997
U.S. statutory federal rate                 34.0%                     32.85%
State income tax rate                       3.30%                      6.25%
Net operating loss for which no tax
    benefit is currently available         -37.0%                    -39.10%

Income taxes from operations for the years ended September 30, 1998, consisted of the following components: (1) a current tax benefit of $238,447, resulting from the net loss before income taxes, and (2) deferred tax expenses of $238,447, resulting from the valuation allowance recorded against the deferred tax asset.

Income taxes from operations for the year ended September 30, 1997, consisted of the following components: (1) a current tax benefit of $117,452 resulting from the net loss before income taxes, and (2) deferred tax expense of $117,452 resulting from the valuation allowance recorded against the deferred tax asset.

The change in the valuation allowance from September 30, 1996 through September 30, 1997 was $117,452. The change in valuation allowance from September 30, 1997 through September 30, 1998 was $238,447. Net operating loss carryforwards will expire 2018.

NATIONAL HEALTHCARE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements, Continued

 September 30, 1998

Note E: Income taxes, continued
The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Note F: Shareholders' equity
During the fiscal year ended September 30, 1998, shareholders exercised warrants totaling 1,000,000 common shares for net proceeds of $482,560, after deducting offering costs totaling $17,440.

Effective September 30, 1998, the board of directors approved the issuance of 49,000 shares of the Company's common stock as payment in exchange for Directors' services valued at $147,000. The $147,000 is included in the accompanying statements of operations as directors' fees.

Note G: Private Stock Offering
Through a private offering, the Company sold 100,000 units at $5.00 per share. Each unit consisted of one share of the Company's $.001 par value common stock and ten common stock purchase warrants. Each warrant entitles the holder to purchase one share of common stock of the Company at a price of $.50 per share. The securities have not been registered pursuant to the Securities Act of 1933, as amended (the
Act), nor have they been registered under the securities laws of any state. These securities were offered pursuant to an exemption from registration provided by applicable state securities laws. Proceeds of the offering were $272,883, net of offering costs of $25,617. In connection with the offering, certain short-term convertible debt, totaling $187,3oo including accrued interest, was converted into 37,260 shares of common stock and 372,600 warrants. All 1,000,000 warrants were exercised during the year ended September 30, 1998 (See Note F).

Note H: Subsequent event
In October, 1998, the Company prepared a private offering document to offer for sale 200,000 shares of the Company's $.001 par value common stock at $2.50 per share. No shares have yet been sold through the offering. The securities have not been registered pursuant to the Securities Act of 1933, as amended (the Act), nor have they been registered under the securities laws of any state. These securities were offered pursuant to an exemption from registration provided by applicable state securities laws. The Company plans to received proceeds of $475,000, after deducting $25,000 for offering costs, through the offering and plans to use all proceeds for working capital.

PART III


ITEM 1.  INDEX TO EXHIBITS

(2)  Charter and by-laws
(3)  Instruments defining the rights of security holders
(5)  Voting Trust Agreement - Not Applicable
(6)  Material Contracts - Not Applicable
(7)  Material Foreign Patents - Not Applicable
(12) Additional Exhibits - Not Applicable

ITEM 2.  DESCRIPTION OF EXHIBITS

(2.1)     Articles of Incorporation
(2.2)     Bylaws
(3.1)     Stock Option Plan
(12)      Additional Exhibits


                             SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                         NATIONAL HEALTHCARE TECHNOLOGY, INC.



Date: January 5, 2000
By /s/ James Smith
James Smith, CEO




By  /s/Toni A. Hussain
Toni A. Hussain, Secretary/Treasurer